Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Tasty Baking Company on Form S-8 (Reg No. 33-123647) of our report dated June 25, 2007, relating to the statements of net assets available for benefits as of December 31, 2006 and 2005, the statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Supplemental Schedule H, line 4j – Schedule of Reportable Transactions as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Tasty Baking Company 401(k) and Company Funded Retirement Plan.

/s/ Mitchell & Titus LLP
Philadelphia, PA
June 25, 2007